

July 24, 2012

Via E-Mail
Mr. David A. Kastelic
Chief Financial Officer
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

> **Re: CHS Inc.**
> **Form 10-K for the Year Ended August 31, 2011**
> **Filed November 14, 2011**
> **Form 10-Q for the Quarter Ended February 29, 2012**
> **Filed April 11, 2012**
> **File No. 000-50150**

Dear Mr. Kastelic:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2011

Notes to the Financial Statements

Note 8. Income Taxes, page F-23

1. We note that in fiscal 2010 and 2011 the reconciliation of the statutory federal income tax rates to the effective tax rates includes a line titled "other." In light of the significance of this amount in these fiscal years, please tell us the nature of this reconciling item.

Note 10. Benefit Plans, page F-26

2. We note your disclosure that in 2011 the benefit obligation for Qualified Pension Benefits decreased by approximately $11 million due to an assumption change. Please tell us and revise the notes to the financial statements to disclose the nature and reason for this assumption change.

Note 11. Segment Reporting, page F-30

3. We note from your disclosures in the Business section that the AG Business segment includes the following business activities: crop nutrients; country operations; grain marketing; and oilseed processing. We also note that on pages five through ten you discuss these business activities which appear to have differing operations, products and services, and customers. We also note that your AG Business segment is the largest of your three reportable segments relative to your consolidated sales, as it represents approximately $25.7 billion (or 70%) of the $36.9 billion consolidated sales in fiscal 2011. In light of the differences in business activities which comprise the AG Business segment, it appears the aggregation criteria outlined in ASC Topic 280-10-50-11 may not have been met. Please re-evaluate your segment reporting of AG Business to consider further disaggregation of these four operating businesses into separate reportable business segments. In the event management still continues to believe aggregation of these businesses as one reportable segment is appropriate under the above accounting guidance, please provide a clear and complete response that provides all the information as specified below:

   (1) an organizational flowchart of the AG Business segment detailing all of its operating segments;
   (2) the chief operating decision maker(s) ("CODM") of the AG Business segment and how executive management of this segment is structured and resources are allocated to the operating segments that comprise the AG Business segment;
   (3) a detailed discussion of each factor in ASC Topic 280-10-50-11 that enables management to support its conclusion that aggregation of all operating segments into the one reportable AG Business segment is appropriate;
   (4) discrete separate financial information for the crop nutrients, country operations, grain marketing, and oilseed processing businesses for each of the last three (2009-2011) fiscal years and subsequent 2012 interim periods detailing revenues, operating income and geographic sales information, respectively. Please also tell us how much of the sales (quantified) for each of these businesses went to similar customers; and
   (5) a representative sample copy of the discrete financial information that is regularly furnished (on a quarterly or annual basis) to the CODM for the AG Business segment.

   After your additional consideration and re-evaluation of this matter, please either revise your financial reporting or advise as applicable. We may have further comment if management continues to believe that the current reporting of AG Business segment as one reportable segment is appropriate.

Note 15. Related Party Transactions, page F-38

4. Please revise to disclose amounts related to related party transactions on the face of the income statement, balance sheet and statement of cash flows. See Rule 4-08(k) of Regulation S-X.

Form 10-Q for the quarter ended February 29, 2012

Note 1. Accounting Policies

Basis of Presentation and Reclassifications, page 6

5. We note your disclosure that as of September 1, 2011 you increased the expected useful lives of refining and asphalt assets in your Energy segment from 16 to 20 years, which you estimate will reduce depreciation expense by approximately $27 million in fiscal 2012. Please explain to us why you believe this increase in the useful lives of these assets was appropriate as of September 1, 2011. As part of your response, please tell us the nature of any changes in circumstances affecting the useful lives of these assets that occurred subsequent to August 31, 2011.

Note 13. Acquisitions, page 20

6. We note that pursuant to November 2011 agreements with Growmark and MFA, you will acquire certain amounts of NCRA's outstanding stock in four separate closings over the next four years so that after the last transaction you will own 100% of NCRA. Please tell us, and disclose in the notes to the financial statements, why you believe it is appropriate to consider this agreement a mandatorily redeemable financial instrument, that is recorded at fair value, rather than accounting for the acquisition as a step acquisition under ASC 805. Include in your response and revised disclosure, all significant terms and conditions of the stock transfer agreement. Also, please tell us why you believe that beginning in the second quarter of 2012, it is appropriate to record the portion of NCRA earnings attributable to Growmark and MFA as interest, for patronage earned, rather than as net income attributable to non-controlling interests. It would appear that until the actual purchase of these non-controlling interests occurred on the stated closing dates, they should continue to be income from non-controlling interest on the statement of operations. Please advise or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief